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                                                                         Telecom
                                                                     NEW ZEALAND

4 November 2002

                                  MEDIA RELEASE

                                TELECOM Q1 RESULT

Telecom New Zealand will issue results for the three months ended 30 September 2002 at 8.30am on Tuesday 12 November.

Based on early published market forecasts, and further informal market feedback, Telecom has become aware of a wide range of estimates for its first quarter result.

Telecom currently expects to report a net earnings result in the range of NZ$145 million to NZ$150 million, subject to finalisation, together with continuing strong operating cash flows. This result would represent an underlying increase of 7.4% - 11.1% over the first quarter result for 2001, adjusted for cross-border lease gains, capacity sales and amortisation of goodwill.

The current range of full year earnings estimates is believed to be NZ$676 million to NZ$760 million. Telecom expects the full year result to be within this range.

                                 MEDIA ADVISORY

A full management briefing on the first quarter result will be held on Tuesday morning.

Journalists are invited to attend in person or conference call into a briefing by Chief Executive Theresa Gattung and Chief Financial Officer Marko Bogoievski.

Details of this briefing are:

Time            11.15am to 12.15pm (NZ time)
Place           Telecom@Jervois Quay, Level 8,
                68-86 Jervois Quay, Wellington

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The audio conferencing details are:

New Zealand       Phone    0800 442 062
Australia         Phone    1800 730 240

To join the call, please dial in no later than 11.10am to ensure a prompt start to the briefing.

If you want to attend or call in, please contact Andrew Bristol on 04 498 5594 by 5pm, Friday 8 November.

You will be able to access the results on our Internet site from 8.30am New Zealand time Tuesday 12 November at:

http://www.telecom.co.nz/invest/financial/index.html

For further information please call:

John Goulter
Public Affairs and Government Relations Manager
Phone:   04 498 9369
         027 232 4303